Exhibit 99.1

VISION MARINE TECHNOLOGIES WELCOMES RAFFI SOSSOYAN AS CHIEF FINANCIAL OFFICER AMID TRANSITION TO MANUFACTURING AND DELIVERY PHASE

MONTREAL, QC / ACCESSWIRE / March 1, 2024 / Vision Marine Technologies Inc. (NASDAQ:VMAR), a trailblazer in electric recreational boating, is thrilled to announce Raffi Sossoyan as its new Chief Financial Officer (CFO), effective March 1, 2024. This strategic appointment marks a significant step as Vision Marine gears up for an ambitious phase focused on manufacturing, production, and delivery, underlining the company's dedication to scaling its operations and enhancing its market footprint.

Raffi Sossoyan brings a wealth of experience, with over 25 years in global financial and operational leadership. His recent role as Vice President, Corporate Treasury at Velan, Inc., a Canadian multinational company listed on the Toronto Stock Exchange (TSX), where he managed financial operations amidst global sales exceeding US$370 million. Additionally, his tenure as CFO at Valtech Fabrication, Inc., driving worldwide sales beyond US$50 million, highlights his capacity to spearhead financial growth and success.

Alex Mongeon, CEO of Vision Marine, expressed enthusiasm for Mr. Sossoyan joining, noting, "Raffi's robust experience in finance and operations within publicly listed companies, particularly his success at a TSX-listed entity, aligns perfectly with our strategic objectives as we escalate our manufacturing and delivery initiatives. His leadership will be instrumental in fortifying Vision Marine's financial strategies during this critical phase of our expansion."

Mr. Sossoyan conveyed his excitement about his new role, emphasizing the unique opportunity to contribute to Vision Marine's growth trajectory, especially as it advances the commercialization of its pioneering E-Motion™ outboard powertrain system. "Joining Vision Marine at such a pivotal juncture is a tremendous honor. I look forward to leveraging my experience in financial strategy and operations to support the company's next stage of development," he stated.

Vision Marine also expresses deep appreciation to Kulwant Sandher for his outstanding leadership and dedication as the departing CFO. Mr. Sandher's strategic insights and guidance, particularly during the IPO process and the development of the E-Motion™ technology, have been critical to Vision Marine's success. His continued role as a consultant will ensure that his expertise remains a valuable asset to the company.

With the appointment of Raffi Sossoyan as CFO, Vision Marine Technologies is poised to navigate its next phase of growth with enhanced financial acumen and strategic direction. This move underscores the company's commitment to leading the shift towards electric propulsion in the marine industry, fostering sustainability, and achieving superior performance through its innovative E-Motion™ technology.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ:VMAR) epitomizes the marine industry's shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine's commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor and Company Contact:

Bruce Nurse

303-919-2913

bn@v-mti.com

SOURCE: Vision Marine Technologies, Inc